02019633

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 05 2002 WASH. D.C. 143 SECTION

SEC FILE NUMBER
8-31924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WELLS INVESTMENT SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 THE CORNERS PARKWAY, SUITE 250
(No. and Street)

NORCROSS (City) GA (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES, YOUNG, BLACK & DUNCAN, CPAs
(Name — *if individual, state last, first, middle name*)

2180 SATELLITE BOULEVARD SUITE 330 (Address) DULUTH (City) GA (State) 30097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Douglas P. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public

Notary Public, Gwinnett County, Georgia
My Commission Expires January 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS INVESTMENT SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

RHODES, YOUNG, BLACK & DUNCAN
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Wells Investment Securities, Inc.
6200 The Corners Parkway, Suite 250
Norcross, Georgia 30092

The Board of Directors:

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (a Georgia corporation) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Rhodes, Young, Black & Duncan

February 6, 2002

MEMBERS
American Institute of CPAs
Georgia Society of CPAs

E. DALE YOUNG, CPA, MBA

BRIAN A. BLACK, CPA

ROYCE B. DUNCAN, CPA

MAIN OFFICE
Sugarloaf Corporate Center
2180 Satellite Boulevard
Suite 330
Duluth, Georgia 30097-4074

NORTHLAKE OFFICE
2171 Northlake Parkway
Building 3, Suite 120
Tucker, Georgia 30084

(770) 495-6200 FAX (770) 495-9688
rybd.com

WELLS INVESTMENT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets:	
Cash (Notes 1 and 3)	$ 1,240,973
Commissions receivable (Notes 2, 3, and 4)	842,117
Prepaid expenses (Note 6)	25,764
TOTAL ASSETS	$ 2,108,854

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable (Note 5)	$ 1,917,892
Income taxes payable (Note 10)	13,493
Total Current Liabilities	1,931,385
Stockholder's Equity (Note 6):	
Common stock ($1 par value; authorized 100,000 shares; issued and outstanding, 6,000 shares)	6,000
Additional paid-in capital	110,902
Retained earnings	60,567
Total Stockholder's Equity	177,469
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,108,854

See auditor's report and accompanying notes.

WELLS INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Income:	
Commissions from sales of securities (Note 2)	$ 13,405,773
Total Income	13,405,773
Expenses:	
Commissions	6,034,795
Salaries and wages	7,283,500
Legal and accounting	7,994
Office expense (Note 2)	3,503
SIPC and NASD fees	35,646
Taxes and licenses	5,667
Total Expenses	13,371,105
Net Income from Operations	34,668
Interest Income	15,730
Net Income Before Taxes	50,398
Provision for Corporation Income Taxes (Note 10)	22,235
NET INCOME	$ 28,163

See auditor's report and accompanying notes.

WELLS INVESTMENT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2000	$ 6,000	$ 110,902	$ 32,404
Net income for the year	-	-	28,163
ENDING BALANCE DECEMBER 31, 2001	$ 6,000	$ 110,902	$ 60,567

See auditor's report and accompanying notes.

WELLS INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income for the year	$ 28,163
Adjustments to reconcile net income to cash provided by operating activities:	
Increase in commissions receivable	(645,163)
Decrease in prepaid income taxes	284
Increase in prepaid expenses	(6,644)
Increase in accounts payable	1,573,840
Increase in income taxes payable	13,055
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	963,535
NET INCREASE IN CASH	963,535
Cash at beginning of year	277,438
CASH AT END OF YEAR	$ 1,240,973

See auditor's report and accompanying notes.

WELLS INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1. Summary of significant accounting policies:

Wells Investment Securities, Inc. was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code. The Company was activated May 22, 1984. The Company became a wholly-owned subsidiary of Wells Real Estate Funds, Inc. simultaneous to the formation of the parent company on February 17, 1997.

The Company's purpose is to operate as a broker/dealer of securities, and to do all things incident or necessary to such business.

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. For the statement of cash flows, the Company considers the checking account and savings account to be cash.

Note 2. The following transactions occurred between the Company and other companies which are solely owned by the stockholder of Wells Real Estate Funds, Inc.

All commission income is received from Wells Real Estate Funds or the Wells Real Estate Investment Trust (REIT). Commissions receivable as of December 31, 2001 is summarized as follows:

Wells Real Estate Fund XIII	$ 4,699
Wells Real Estate Investment Trust	837,418
Total Commissions Receivable	$ 842,117

The Company also shares office space with Wells Management Company, Inc. and certain services are provided by employees of Wells Capital, Inc. The Company has reimbursed Wells Management Company, Inc. in the amount of $ 2,400 for the use of the office facilities and other provided services during the year.

Note 3. The Company maintains two accounts consisting of demand deposits and short-term investments with two financial institution. The accounts are insured up to $ 100,000 per institution by the U.S. Federal Deposit Insurance Corporation. The total deposits generally exceeded the insurance limits during the year. Other financial instruments that potentially subject the Company to credit risk consist entirely of the commissions receivable described in Note 2.

Note 4. An allowance for doubtful accounts is based on management's evaluation of possible uncollectible accounts. As of December 31, 2001, management believes that all commissions receivable are fully collectible and that an allowance for doubtful accounts is not considered necessary.

WELLS INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 5. The Company had no liabilities subordinated to claims of creditors as of December 31, 2001.

Note 6. The computation of Net Capital as of December 31, 2001 is as follows:

Total stockholder's equity	$ 177,469
Adjustment for non-allowable asset-prepaid NASD expenses	25,764
NET CAPITAL	$ 151,705

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company had net capital and required net capital of $ 151,705 and $ 128,759, respectively at December 31, 2001. Its ratio of aggregate indebtedness to net capital was 12.73 to 1 as of December 31, 2001. The Company was within the allowable limit during the time period.

No material differences exist between the computation of Net Capital, the required minimum net capital, or the ratio of aggregate indebtedness to net capital and the same items reported in the broker-dealer's corresponding Unaudited Part IIA for the year ended December 31, 2001.

Note 7. The Company deals exclusively in limited partnership interests and interests in the Wells REIT and does not hold customer securities or customer funds. Accordingly, the Company qualifies for the exemption provisions of the Securities and Exchange Commission customer protection rule (Rule 15c3-3).

Note 8. Two adjustments have been made to the Company's financial statements for the year ended December 31, 2001. The adjustments were made to correct prepaid income taxes and to accrue the current provision for income taxes.

Note 9. No material inadequacies were found to exist or to have existed since the audit report for the year ended December 31, 2000.

WELLS INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 10. The provision for income taxes is summarized as follows:

	Federal	State	Total
Provision for income taxes	$ 19,382	$ 2,853	$ 22,235
Less amount paid during the year	7,902	840	8,742
Income taxes payable	$ 11,480	$ 2,013	$ 13,493

Note 11. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Note 12. In June, 2000, an individual asserting violations of ERISA, as well as violations of various state claims, filed a lawsuit against the Company. The Company denied all of the allegations presented in the claims. This matter was addressed in February, 2001 by the United States District Court for the Northern District of California, who compelled the case to arbitration and dismissed it. The individual refiled his claims in an arbitration forum in July 2001. The Company is unsure when the case will be finalized.

Management cannot predict the outcome of the lawsuits or estimate the amount of any loss that may result. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements.

RHODES, YOUNG, BLACK & DUNCAN
ACCOUNTANTS AND CONSULTANTS

Independent Auditor's Report on Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Wells Investment Securities, Inc.

We have audited the accompanying financial statements of Wells Investment Securities, Inc. as of and for the year ended December 31, 2001, and have issued our report thereon dated February 6, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rhodes, Young, Black & Duncan

February 6, 2002

MEMBERS
American Institute of CPAs
Georgia Society of CPAs

MAIN OFFICE
Sugarloaf Corporate Center
2180 Satellite Boulevard
Suite 330
Duluth, Georgia 30097-4074

NORTHLAKE OFFICE
2171 Northlake Parkway
Building 3, Suite 120
Tucker, Georgia 30084

E. DALE YOUNG, CPA, MBA

BRIAN A. BLACK, CPA

ROYCE B. DUNCAN, CPA

(770) 495-6200 FAX (770) 495-9688
rybd.com

Schedule I

WELLS INVESTMENT SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 177,469
Deduct stockholder's equity not allowable for net capital	25,764
Net capital	$ 151,705
AGGREGATE INDEBTEDNESS	
Items included in consolidated statement of financial condition	
Other accounts payable and accrued expenses	$ 1,931,385
Total aggregate indebtedness	$ 1,931,385
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 127,859
Excess net capital at 1500%	$ 22,946
Excess net capital at 1000%	($ 41,434)
Ratio: Aggregate indebtedness to net capital	12.73 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17a-5 as of December 31, 2001)	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 165,198
Provision for income taxes	13,493
Net capital per above	$ 151,705

Schedule II
WELLS INVESTMENT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2001

CREDIT BALANCES	
Credit balances in customers' security accounts	$ 0
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts	$ 0
RESERVE COMPUTATION	
Excess of total debits over total credits	$ 0
Required deposit	$ 0
RECONCILIATION with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2001)	
Excess as reported in Company's Part II FOCUS report	$ 0
Excess per this computation	$ 0

RHODES, YOUNG, BLACK & DUNCAN
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements of Wells Investments Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Since the Company does not hold or safeguard customer securities, the procedures related to testing of controls and safeguards over securities on hand were not among the elements of the internal control structure that we considered during our audit.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of practices and procedures (including tests of compliance with such practices and procedures) followed by Wells Investment Securities, Inc. that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of Wells Investment Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures that can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets of Wells Investment Securities, Inc. are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

MEMBERS
American Institute of CPAs
Georgia Society of CPAs

E. DALE YOUNG, CPA, MBA
BRIAN A. BLACK, CPA
ROYCE B. DUNCAN, CPA

(770) 495-6200 FAX (770) 495-9688
rybd.com

MAIN OFFICE
Sugarloaf Corporate Center
2180 Satellite Boulevard
Suite 330
Duluth, Georgia 30097-4074

NORTHLAKE OFFICE
2171 Northlake Parkway
Building 3, Suite 120
Tucker, Georgia 30084

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note no matters involving the accounting systems and control procedures that we consider to be material weaknesses as defined above.

Rhodes, Young, Black & Duncan

February 6, 2002